SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  June 2005

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

June 13, 2005

The Registrant is pleased to announce that its wholly-owned subsidiary, Minco Mining (China) Corporation, has received seven exploration licenses granted by Ministry of Land and Resources of China in Beijing.  Six gold properties are located in the west end of China’s well known Qinling Gold Belt, the second largest gold producing region in China, hosting numerous gold deposits with total resources estimated by the Chinese government agencies of over 16 million ounces gold. The seventh property (77.47 sq. km.) is located in Lidang County, Gansu.

The six gold properties on the Yangshan Gold Belt cover an area of 551.83 sq. km. surrounding Minco’s Guojiagou Property where Minco defined a major gold anomaly in 2004 (December 1, 2004 news release) through a soil-sampling program on a 100m by 40m grid. This east west trending gold anomaly, 4km long and 1000m wide, is along the altered contact zone between Triassic limestone and an elongate granodiorite intrusion. Several soil samples yielded over 4g/t gold. In addition, strong and coincident As and Sb anomalies were also delineated along the contact zone. The six newly staked gold properties, together with Guojiagou, cover a very large gold anomaly defined by a regional geochemical survey conducted by Minco’s Chinese partners.

2.

Exhibits

2.1

News Release dated June 13, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ Ken Z. Cai

Date:    June 13, 2005

Ken Z. Cai

Director, president & CEO

(Page 3)

Exhibit 2.1

TSX: MMM
For Immediate Release	June 13, 2005

NEWS RELEASE

MINCO ADDS SIGNIFICANT GOLD PROPERTIES

ON CHINA’S FAMOUS QINLING GOLD BELT

Minco Mining &Metals Corporation (TSX: MMM) (the "Company") is pleased to announce that its wholly-owned subsidiary, Minco Mining (China) Corporation, has received seven exploration licenses granted by Ministry of Land and Resources of China in Beijing.  Six gold properties are located in the west end of China’s well known Qinling Gold Belt, the second largest gold producing region in China, hosting numerous gold deposits with total resources estimated by the Chinese government agencies of over 16 million ounces gold. The seventh property (77.47 sq. km.) is located in Lidang County, Gansu.

The six gold properties on the Yangshan Gold Belt cover an area of 551.83 sq. km. surrounding Minco’s Guojiagou Property where Minco defined a major gold anomaly in 2004 (December 1, 2004 news release) through a soil-sampling program on a 100m by 40m grid. This east west trending gold anomaly, 4km long and 1000m wide, is along the altered contact zone between Triassic limestone and an elongate granodiorite intrusion. Several soil samples yielded over 4g/t gold. In addition, strong and coincident As and Sb anomalies were also delineated along the contact zone. The six newly staked gold properties, together with Guojiagou, cover a very large gold anomaly defined by a regional geochemical survey conducted by Minco’s Chinese partners.

With the acquisition of these six gold properties, Minco now has 16 gold properties on the Yangshan Gold Belt comprised of the Anba gold deposit, three properties under joint venture with Gansu Geological Bureau, and 12 gold properties staked by Minco China (for complete property locations, please visit Minco’s website at www.mincomining.ca). The 12 newly staked gold properties cover very strong gold anomalies and have identical geological setting, structure, alteration, and gold mineralization as those of the nearby Anba Gold Project.

Dr. Ken Cai, President & CEO comments: “We are very excited that Minco has acquired a large portfolio of gold properties on the Yangshan Gold Belt.  During 2004, Minco discovered two significant gold zones on the Gunniuwan Property (February 10, 2005 News Release) and a strong gold anomaly on the Guojiagou property (December 1, 2004 News Release). Minco is about to start aggressive exploration programs aiming to build the Yangshan Gold Belt as a major gold camp centered by the existing 3 million oz Anba Gold Project.”

About Minco

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (MMM:TSX).  The Company has a portfolio of high quality mineral projects in China and continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.  For more information on Minco and our properties, please visit the website at www.mincomining.ca or contact William Meyer, Chairman of the Board or Dr. Ken Kai, President & CEO at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President, CEO & Director

AGORA Investor Relations Corp. Group Inc. MMM@agoracom.com www.agoracom.com	Boardmarker Consultancy T: 403-517-2270 F: 403-517-2289 E: ir@boardmarker.net www.boardmarker.net

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release. Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development t risks and ability to raise financing. Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results. The Company undertakes no obligation and has no intention of updating forward-looking statements.